June 8, 2011

Ms. Celeste Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Digagogo Ventures Corp.

Form 8-K/A

Filed April 20, 2011

File No. 3-166494

Dear Ms. Murphy:

Digagogo Ventures Corporation, a Delaware corporation (the “Company”), has received and reviewed your letter of May 9, 2011, pertaining to the Company’s Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on April 20, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 9, 2011.

General

1.

Please tell us why management has determined that your current level of operations mean that you are no longer a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. Your response should include a detailed explanation of your current operations.

RESPONSE:  The Company’s business operations are more than nominal and therefore, the Company is not a “shell” company.

Here, it is important to note the following facts regarding the Company:

(1)

The Company has one full-time employee, Fernando Londe, with whom it entered into an Employment Agreement on March 22, 2011, for a term of five (5) years in exchange for a monthly salary of $2,000.

(2)

In April 2011, the Company appointed Riley Wight as Vice-President of Marketing and Operations.

(3)

The Company’s management is involved in the day to day operations.

(4)

The Company is not subject to registration under the Investment Company Act of 1940.

(5)

The Company has indicated in its filings with the SEC, as of April 14, 2011, that it is no longer a “shell” company.

(6)

As part of its original business plan, the Company entered into a Patent Transfer and Sale Agreement on February 8, 2010, to acquire all of the rights, title and interest in the “Incandescent light bulb life extending apparatus”, U.S. patent number 7,081,714, for consideration of $11,140.  Due to the Company’s change in business direction, it is no longer working to develop or manufacture the incandescent light bulb life extending apparatus.

(7)

The Company intends to seek trademark protection for its DogoNet, DogoPay and DogoSearch products within the next few months.

(8)

The Company signed a Letter of Intent with Swebby, Inc. (“Swebby”) in April, 2011, to acquire Swebby’s base technology platform for further development of the Company’s products.  The Company expects to complete the acquisition by the end of June 2011.

(9)

The Company, through its wholly-owned subsidiary, Impact Technologies, Inc., signed a Letter of Intent with Richard Lund on May 29, 2011, to sell an exclusive limited liability license of the Company’s sales and distribution network for ten (10) years to Mr. Lund for the geographic region of Red Deer County in Alberta, Canada in exchange for $500,000.  The Company expects to complete the sale by the end of June 2011.

(10)

During the year ended December 31, 2010, the Company used $57,836 of cash for operating activities related to the inception and start-up costs relating to the Company’s S-1 registration process and general operations.

(11)

During the year ended December 31, 2010, the Company had operating expenses and a net loss of $108,498.  Of the total operating expenses, $11,140 was spent on research and development.

The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business and pursuing opportunities for its development.  The Company is not a “shell” company, but rather, a startup company with a limited operating history.

2.

Please remove your reference to the safe harbor in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbor provided does not apply to your forward-looking statements because you are an issuer of penny stock.

RESPONSE:  We have revised the Filing to remove this reference.

3.

 Please note that your commission file number is 333-166494.

RESPONSE:  We have revised the Filing to reflect this commission file number.

Overview, page 4

4.

We note your statement on page four that you have "begun developing a sales and distribution network." Please revise your disclosure to clearly describe the status of your product development and provide specific information about the anticipated timeframe for conducting your business. Explain whether the products on your website (DogoNet and DogoPay) are fully developed and available for purchase by consumers. Such disclosure should address what type of proprietary interest you have in these products and technologies.

RESPONSE:   We have revised the Filing on page 5 to include the following language:

“Status of Our Products

As of the date of this Report, none of the Company’s products are fully developed or publicly available to consumers.  The development of our product line is contingent upon acquiring the base technologies for each of our products.  The base technologies will provide the technical foundation for our products, reduce product development risks, and shorten the amount of time it will take to fully develop our products and introduce them into the market. Once we acquire the base technologies, we will be able to further develop and customize our products.  We anticipate that each product should be fully developed and available to consumers approximately three months after we acquire the base technology for that product.

In regard to our DogoNet product, in April 2011, we signed a Letter of Intent with Swebby Inc., a Canadian corporation (“Swebby”), to acquire the company and its base technology platform.  We anticipate that we will finalize the acquisition of Swebby before the end of June 2011.

In regard to our DogoPay and DogoSearch products, we are in preliminary negotiations with other companies for the acquisition of these base technologies but, to date, have not finalized any terms or entered into any definitive agreements.  Our goal is to acquire these technologies within twelve months.

Currently, we do not have any proprietary interests in our products.  Once we are able to fully develop our products from the base technologies, in the absence of any limitations or restrictions from whom we acquire these technologies, we will own 100% of our products.”

5.

Revise your disclosure to clearly outline each of the ways in which you anticipate earning revenue. Your disclosure should address the following products and services, as well as any other anticipated sources of revenue: (i) licenses issued to investors in your "structured regionalized license program;" (ii) distribution fees charged to manufacturers, suppliers and distributors who move products and services through your network; (iii) product placement fees charged to manufacturers, suppliers and distributors; (iv) subscription fees from individuals using household portals; and (v) distribution of information regarding local consumer demands and needs to your "alliance business members."

RESPONSE:  We have revised the Filing on page 5 to include the following language:

“Our Business Model

The Company will initially offer its products and services to its members for no charge but expects to generate profits from its products by the following means:

Structured Licensing Program

The Company has a structured licensing program whereby it will sell limited liability licenses to local groups or organizations looking to invest in the sales and distribution network created by this inter-connectivity of households and to profit from the network within a selected geographical region or city.  The Company, in turn, will charge a certain fee on all profits generated by the licensee through this program.  At this time, the structure for the fees to be charged on sales made by the licensee has not been finalized.

The limited liability license grants to the licensee the exclusive right to commercialize a selected geographical region or city, meaning that the licensee has the exclusive right to use the Company’s technology to develop the business community in that geographical area by setting up household portals and connecting those portals into a network.  The licensee will receive a profit from the sale of goods and services that are bought and sold through the network within the business community to which the licensee subscribes.  The limited liability license further gives the licensee the option to sell back the rights to the Company at an appreciated value after one year, which would create huge revenue potential for the Company because the licensee would no longer receive a portion of the sales and the Company would receive a larger portion of the profits.

The Company intends to issue licenses for terms of ten (10) years which shall automatically be renewed for an additional ten (10) year term.  The cost of the license shall be determined by the number of households within the geographic region to be covered by the license.  The geographic regions to be covered by these limited liability licenses are divided along municipalities, counties or even cities.  Large cities may be divided into smaller communities covered by these licenses.

On May 29, 2011, the Company, through its wholly-owned subsidiary, Impact Technologies, Inc., signed a Letter of Intent with Richard Lund, to sell an exclusive limited liability license for ten (10) years to Mr. Lund for the geographic region of Red Deer County in Alberta, Canada in exchange for $500,000.  We expect to finalize the sale of this license by the end of June 2011.  We are currently in the process of negotiating the sale of ten (10) additional licenses at a cost of $500,000 each but, to date, have not entered into any definitive agreements.

Distribution Fees

The Company will charge a distribution fee to manufacturers, suppliers and distributors that channel their products and services through the network.  The products and services offered by these manufacturers, suppliers and distributors will likely represent the industries within the community, such as clothing manufacturing, food distribution, agriculture, and more.  The distribution fee, similar to a usage fee or toll fee, will be a flat fee that is charged to the manufacturer, supplier or distributor each time one of their goods or services are bought or sold through the digital network.  By paying a small distribution fee, these manufacturers, suppliers and distributors will be able to advertise, sell and distribute their goods.  For example, if a shoe manufacturer used the network to sell their overstock shoes at a group buying price, knowing that 128 members in the network are willing to buy the shoes at a discounted rate, this would generate significant profits for the manufacturer at the cost of a small distribution fee per transaction.  At this time, the structure for the distribution fees has not been finalized.

Product Placement Fees

The Company will charge a product placement fee to businesses who directly advertise their products and services through the network.  At this time, the structure for the product placement fees has not been finalized.

Subscription Fees

The Company will charge a subscription fee to members who want upgrades to the basic portal; the upgrades offer greater functionality, more storage space for data, and additional premium features.  Further, once the Company has achieved active critical mass by getting large numbers of individuals and households to become members of its network, the Company will begin to generate recurring revenue by charging its users monthly subscription fees for using any of its products including the basic household portal.

Fees for Distribution of Local Information

As the Company begins building its network of connected household portals and goods and services are being bought and sold through the network, the software that powers the Company’s products will automatically and instantaneously collect information about the volume in sales and the products and services moving through the network.  The information that the Company collects about the buying and selling trends within that geographic community will then be sold for a fee to local businesses who wish to sell their products and services in the local market and improve their knowledge of marketing and sales within a defined community.”

6.

Please provide further disclosure to support your statement that the company's online household portals will enable individuals to buy and sell items within a local community and that they will harness "the power of local group buying and instantaneous knowledge of demand and supply." Your current disclosure does not appear to adequately explain how your products will do all of these things.

RESPONSE:  We have revised the Filing as follows:

Page 3:

“The household portal provides access for members of a household to login with the ability to buy, sell and query (share) information.  Compared to other similarly perceived products, the unique feature of this product is the virtual storefront that is creates where individuals can buy from the portal and sell items through the portal, and in return, earn a simple commission or other rewards.  For example, a member can promote a product on his individual portal and earn a commission or other reward for any sales of the product made by other members as a result of viewing the publication on that individual’s portal.  The product can be one that the individual himself is offering for sale or it can be a product that the individual endorses and is available for purchase through the portal from a local business that is part of the network. This system harnesses the power of local group buying because by simply publishing one product on your portal, you could potentially influence and encourage all other portals that you are connected to within your network, to purchase that product.  Similarly, one referral or one advertisement may be all that is needed to promote a product and generate a series of sales of a product throughout the network in that community.  In turn, the member who published this product will earn a commission or other reward from each of these sales.  Thus, the more active a member is in publishing, referring or providing information about certain products and services on his portal, the greater that member’s earning opportunities.  Further, the more household portals that are connected within the network, the greater the group buying power and earning potential.”

Page 4:

“The Company’s software technology automatically and instantaneously gathers information about the volume in sales and the products and services being bought and sold through the network as well as the products and services that are searched for and requested by members within the local community.   Thus, this automatic process generates information about the local supply and demand that the Company can then provide to local businesses for a fee.  Local businesses would benefit from this knowledge because they would know which products and services are in high or low demand within that geographic area and modify their product line or business accordingly.  The portal also offers its members back-office functionalities including the ability to track sales, manage storefronts, manage commissions, generate reports and receive other support from the Company.”

Page 6:

“Fees for Distribution of Local Information

As the Company begins building its network of connected household portals and goods and services are being bought and sold through the network, the software that powers the Company’s products will automatically and instantaneously collect information about the volume in sales and the products and services moving through the network.  The information that the Company collects about the buying and selling trends within that geographic community will then be sold for a fee to local businesses who wish to sell their products and services in the local market and improve their knowledge of marketing and sales within a defined community.”

7.

Expand your disclosure to address how you intend to maintain the security of your programs and networks.

RESPONSE:  We have revised the Filing on page 12 to include the following language:

“Security

We will provide our members with continuing technical and security support, updates about any potential or actual security threats, and online automated security tools to repair any security breaches through the household portals.  Additionally, we will rely on encryption and authentication technology to protect confidential information, such as credit card information, that is electronically transmitted through the household portals and digital household networks.  We will also engage experts to provide technical support to our security system and to our customers.

Furthermore, our products and networks will be supported by our cloud-based security technology, which we believe is one of the most advanced and robust technologies in the internet security industry. Our cloud-based security technology will enable us to continuously update and enhance our capabilities to detect Internet security threats on a real-time basis. By utilizing this cloud architecture, we will be able to quickly discover, identify and categorize security risks, and thereby offer superior performance to our customers, particularly in comparison to traditional anti-virus software.”

Our Mission, page 4

8.

We note that you have "engaged" direct sales organizations. Please clarify the nature of these relationships and explain how they will allow individuals to "do real-time selling and buying."

RESPONSE:  We have removed all references to “direct sales organizations”.

9.

Please explain your references to the "hierarchical structure and representation" associated with your platform.

RESPONSE:  We have revised the Filing on page 4 to include the following language:

“Additionally, for each product and service sold through the network, the Company’s system will automatically create a hierarchical map of household portals which it will use to calculate commissions.  For example, a member who refers a product to another household, which household then purchases that product through the network, shall earn a commission from that sale.  If the household that purchased the product then refers the product to yet another household who also purchases the product through the network, the member who made the original referral and the member who made the direct referral to the purchaser shall both receive a commission from that sale.  The member who made the direct referral, however, will be entitled to a larger commission.  Thus, for the purpose of determining commissions that members are entitled to for sales resulting from their referrals, publications, and promotions, creates a hierarchical structure among the households.  This hierarchical structure will be different for each product and service that is purchased or sold through the network.”

Our Brand, page 4

10.

Please explain how you have used and intend to continue to use your brand, DogoNet.

RESPONSE:   We have revised the Filing on page 3 to include the following information:

“DogoNet

DogoNet is essentially a brand name that encompasses the digital network of households linked together by individual household portals.  DogoNet also refers to the technology that allows the digital networks and household portals to operate.  We will use the brand name DogoNet to advertise and market our sales and distribution network to individuals and businesses and to sell limited liability licenses of our technology.”

11.

Please disclose in more detail how an online portal owned by a household is different than email and login identities.

RESPONSE: We have revised the Filing on page 3 to include the following information:

“The Household Portal

The household portal is a personalized home page for each family, presented either as a website with its own personalized domain name (URL) or as a personalized template for visual display.  The household portal can also be presented using a mobile phone or virtually as a household username.  The household portal is much more than a simple website or e-mail address because it includes many features such as a virtual storefront for conducting online transactions, a personal e-mail address for each portal, blog capabilities, photo galleries and more, and it allows the user to publish web pages, add content to websites or portals, manage web page content, and create a private social network for sharing information among households.”

Our Products, page 5

12.

Please expand your description of the virtual storefront created by your household portal and clearly explain how it will enable individuals to earn commissions "or other rewards" and how it will "facilitate earning opportunities." Specify the types of "other rewards" and "earning opportunities" you are referencing.

RESPONSE: We have revised the Filing on page 3 to include the following information:

“The household portal provides access for members of a household to login with the ability to buy, sell and query (share) information.  Compared to other similarly perceived products, the unique feature of this product is the virtual storefront that is creates where individuals can buy from the portal and sell items through the portal, and in return, earn a simple commission or other rewards.  For example, a member can promote a product on his individual portal and earn a commission or other reward for any sales of the product made by other members as a result of viewing the publication on that individual’s portal.  The product can be one that the individual himself is offering for sale or it can be a product that the individual endorses and is available for purchase through the portal from a local business that is part of the network. This system harnesses the power of local group buying because by simply publishing one product on your portal, you could potentially influence and encourage all other portals that you are connected to within your network, to purchase that product.  Similarly, one referral or one advertisement may be all that is needed to promote a product and generate a series of sales of a product throughout the network in that community.  In turn, the member who published this product will earn a commission or other reward from each of these sales.  Thus, the more active a member is in publishing, referring or providing information about certain products and services on his portal, the greater that member’s earning opportunities.  Further, the more household portals that are connected within the network, the greater the group buying power and earning potential.

Other than cash commissions, members who buy and sell products through the portal, may also be entitled to rewards from the Company or from the businesses that use the portal to market and distribute their products.  Rewards offered by businesses for buying and selling their products through the network may include such things as gift cards, airline miles, coupons, discounts, and more.  Rewards offered by the Company may include such things as discounts on upgrades to the premium portal and more.”

13.

We note that the use of household portals creates "an active knowledge base regarding local demand and supply," which you intend to provide to local businesses. We also note your intent to share information derived from the digital household network to your "alliance business members." Please specify the nature of the information that you intend to share with businesses and address any potential privacy concerns with your use of the information. Clarify the extent to which individuals who create online portals will be informed of the use and disclosure of their data. Include a risk factor addressing the potential privacy risks associated with your use of this information.

RESPONSE:  We have revised the Filing as follows:

Page 12:

“Consumer Privacy

Our privacy principles represent our continuing commitment to consumer privacy. Our privacy principles provide for consumer notice, choice, data security and consumer feedback. Our privacy principles include:

•

Notice. Members will be provided with meaningful notice about the information collected and used for internet related advertising through our “terms of use” contained in the User Agreement that the member must acknowledge and consent to before he or she is allowed to create a household portal.  Members of our household portals will be provided notice to our privacy policies via links from their portals and notice of the individual information collected for advertising purposes, the technologies employed to collect such information, and how such information is used.

The only information that will be disclosed or sold to businesses investing in the network or licensees of our technology will be the volume in sales and the products and services that are bought and sold through the network.  Members will not be provided with information about products and services bought and sold by other members within the network.

•

Choice. Members will be provided with a choice on how certain information is used. Members will have access to a control panel that will allow them to make choices on the type of data that is stored on our servers or made available to the public or other members using our products.

•

Security. We strive to provide reasonable security for consumer data. Our security methods are based on the sensitivity of the data, the nature of the services provided, the types of risks related to such data and the reasonable protections available to us for practical implementation. We require our business service providers, such as credit card processors, to maintain appropriate information security procedures based upon the sensitivity of the data and industry practices.

•

Responsiveness. Members will be able to easily contact us to express concerns and complaints regarding privacy matters, and our support team will be equipped to handle such concerns and complaints. Our household portal websites will have a link directly to our telephone and e-mail contact information as well as a form for providing complaints to us for processing.”

Page 16:

“Privacy concerns could increase our costs, damage our reputation, deter current and potential users from using our products and services and negatively affect our operating results.

From time to time, concerns may arise about whether our products and services compromise the privacy of users and others.  Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and deter current and potential users from using our products and services, which could negatively affect our operating results. While we strive to comply with all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.  Increased scrutiny by regulatory agencies, such as the Federal Trade Commission and state agencies, of the use of customer information, could also result in additional expenses if we are obligated to reengineer systems to comply with new regulations or to defend investigations of our privacy practices.

In addition, as our products and services are web-based, the amount of data we store for our users on our servers (including personal information) will increase as our operations increase. Any systems failure or compromise of our security that results in the release of our users’ data could seriously harm our reputation and brand and, therefore, our business. A security or privacy breach may:

•

Cause our customers to lose confidence in our services;

•

Deter consumers from using our services;

•

Harm our reputation;

•

Require that we expend significant additional resources related to our information security systems and result in a disruption of our operations;

•

Expose us to liability;

•

Subject us to unfavorable regulatory restrictions and requirements imposed by the Federal Trade Commission or similar authority;

•

Cause us to incur expenses related to remediation costs; and

•

Decrease market acceptance of the use of e-commerce transactions.

The risk that these types of events could adversely affect our business is likely to increase as we expand the number of products and services we offer as well as increase the number of countries where we operate, as more opportunities for such breaches of privacy will exist.”

Business Model, page 5

14.

Please clearly explain here and in the "Potential customers" section on page nine, the nature of the manufacturers, suppliers and distributors from whom you will charge n distribution fee. Specify what benefit(s) these parties will receive in exchange for such fees. Your disclosure should include examples of the types of products and services you anticipate these customers will be distributing through your network.

RESPONSE:  We have revised the Filing as follows:

Page 6:

“Distribution Fees

The Company will charge a distribution fee to manufacturers, suppliers and distributors that channel their products and services through the network.  The products and services offered by these manufacturers, suppliers and distributors will likely represent the industries within the community, such as clothing manufacturing, food distribution, agriculture, and more.  The distribution fee, similar to a usage fee or toll fee, will be a flat fee that is charged to the manufacturer, supplier or distributor each time one of their goods or services are bought or sold through the digital network.  By paying a small distribution fee, these manufacturers, suppliers and distributors will be able to advertise, sell and distribute their goods.  For example, if a shoe manufacturer used the network to sell their overstock shoes at a group buying price, knowing that 128 members in the network are willing to buy the shoes at a discounted rate, this would generate significant profits for the manufacturer at the cost of a small distribution fee per transaction.  At this time, the structure for the distribution fees has not been finalized.”

Page 12:

“Potential Customers

Potential customers for our products include individuals and families who are interested in becoming part of a social network where they can securely buy and sell products and services online and share and receive information about products and services with people that they know, all with the potential for earning opportunities.  Other potential customers include manufacturers, suppliers, and distributors seeking to penetrate a local community with its products and services and gain knowledge of consumer trends within that community.  The products and services offered by these manufacturers, suppliers, and distributors will likely represent the industries within that particular community, such as clothing manufacturing, food distribution, agriculture, and more.”

15.

Provide more specificity regarding the nature of the licenses you will be selling to investors pursuant to your regionalized license program and explain the rights such licensees will have to your technologies. Describe how this program will create a "General Partner-Limited Partner" relationship. Your revised disclosure should address the economics of these licenses.

RESPONSE:  We have revised the Filing on page 5 to include the following language:

“Structured Licensing Program

The Company has a structured licensing program whereby it will sell limited liability licenses to local groups or organizations looking to invest in the sales and distribution network created by this inter-connectivity of households and to profit from the network within a selected geographical region or city.  The Company, in turn, will charge a certain fee on all profits generated by the licensee through this program.  At this time, the structure for the fees to be charged on sales made by the licensee has not been finalized.

The limited liability license grants to the licensee the exclusive right to commercialize a selected geographical region or city, meaning that the licensee has the exclusive right to use the Company’s technology to develop the business community in that geographical area by setting up household portals and connecting those portals into a network.  The licensee will receive a profit from the sale of goods and services that are bought and sold through the network within the business community to which the licensee subscribes.  The limited liability license further gives the licensee the option to sell back the rights to the Company at an appreciated value after one year, which would create huge revenue potential for the Company because the licensee would no longer receive a portion of the sales and the Company would receive a larger portion of the profits.

The Company intends to issue licenses for terms of ten (10) years which shall automatically be renewed for an additional ten (10) year term.  The cost of the license shall be determined by the number of households within the geographic region to be covered by the license.  The geographic regions to be covered by these limited liability licenses are divided along municipalities, counties or even cities.  Large cities may be divided into smaller communities covered by these licenses.

On May 29, 2011, the Company, through its wholly-owned subsidiary, Impact Technologies, Inc., signed a Letter of Intent with Richard Lund, to sell an exclusive limited liability license for ten (10) years to Mr. Lund for the geographic region of Red Deer County in Alberta, Canada in exchange for $500,000.  We expect to finalize the sale of this license by the end of June 2011.  We are currently in the process of negotiating the sale of ten (10) additional licenses at a cost of $500,000 each but, to date, have not entered into any definitive agreements.”

16.

We note your disclosure on page 12 that you are pursuing partnership and joint ventures with other technology companies. Please explain the nature of these relationships and specify the role they will play in your business plan.

RESPONSE:  We have revised the Filing on page 17 to include the following language:

“We may not be successful in our partnerships and joint ventures with other companies and businesses, which may negatively affect our results of operations and financial condition.

We are currently pursuing partnerships and joint ventures with other technology companies in order to acquire additional technologies, further develop our product line, increase our geographic presence, gain greater name recognition, and stay competitive.  We are constantly exploring potential relationships with companies that can offer the right technology that will advance our products and increase our market share while at the same time allowing us to maintain flexibility in executing our business plan without impediment.  However, we may not form these relationships in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any partnership or joint venture.  Even if we are successful in forming these relationships, they may require us to incur significant fees, increase our short- and long-term expenditures, pose significant integration challenges, require additional expertise or disrupt our current management or business, which could harm our operations and financial results.”

Potential Market and Market Penetration, page 6

17.

Please provide us with support for the industry and market data disclosed in the third bullet point and in the last paragraph of this section and tell us whether the cited reports are publicly available.

RESPONSE:  We have revised the Filing on page 7 to include the following language:

“Potential Market and Market Penetration

The Company views the Internet as the mass medium for communication and social interaction and strives to give every household a presence on the Internet in the form of an online portal with the ability to exchange information and to operate a virtual marketplace.  The Company intends to provide a network that will give its members and those they are connected to, access to a wealth of information about local products and services and allow them to participate in a direct sales and distribution network.

The Internet has become a leader in information technology.  The latest analysis has estimated that:

•

Over 6.8 billion people worldwide use the Internet. (Internet World Stats.  June 30, 2010. Retrieved May 27, 2011 from and publicly available at: www.internetworldstats.com/stats.htm)

•

Over 77% of the population of North America uses the Internet.  (Internet World Stats.  June 30, 2010. Retrieved May 27, 2011 from and publicly available at: www.internetworldstats.com/stats.htm)

•

Social network users surpassed the number of email users in July 2009: 820 million social network users compared to 800 million email users. (Morgan Stanley, 2010).  (“Social Media Industry Statistics.”  Socialware.  Retrieved May 27, 2011 from and publicly available at: http://www.socialware.com/resources/research/social-media-industry-statistics/)

•

Social media mavens on average grew 18% in revenues over the last 12 months, compared to the least-engaged companies, which on average saw a 6% decline. (Altimeter/Wetpaint, 2009). (“Social Media Industry Statistics.”  Socialware.  Retrieved May 27, 2011 from and publicly available at: http://www.socialware.com/resources/research/social-media-industry-statistics/)

•

In 2010, 50+% of marketers will be using social media. (Center for Media Research, 2009). (“Social Media Industry Statistics.”  Socialware.  Retrieved May 27, 2011 from and publicly available at: http://www.socialware.com/resources/research/social-media-industry-statistics/)

•

81% of all marketers who use social media said it generates more exposure for their business. (Social Media Marketing Industry Report, 2009).  (“Social Media Industry Statistics.”  Socialware. Retrieved May 27, 2011 from and publicly available at: http://www.socialware.com/resources/research/social-media-industry-statistics/)

The Company will establish its core market in the United States and Canada, but it also acknowledges a great opportunity to capitalize on the fastest growing market places known as the BRICI countries: Brazil, Russia, India, China and Indonesia. These countries represent about 45% of the world’s population and about 15% of global gross domestic product (GDP) with over 610 million Internet users. These countries will have more than 1.2 billion Internet users by 2015 with a penetration year-to-year growth rate of 9% to 20%.  (Aguiar, et al.  September 1, 2010. “The Internet’s New Billion.” bcg.perspectives. Retrieved May 27, 2011 from and publicly available at: https://www.bcgperspectives.com/content/articles/internets_new_billion/) The Company sees endless potential in implementing its business model in various high-growth cities, counties, municipalities and countries.”

Marketing Strategy, page 7

18.

Please provide more information about how you intend to market and sell your products given your limited number of employees.

RESPONSE:  We have revised the Filing on page 9 to include the following language:

“The immediate objective of the Company is to build critical mass by getting large numbers of individuals and households to become members of its network.  In order to achieve critical mass, the Company will promote its technology online, in print, and across various media.  The Company will lobby sales groups to run campaigns in local papers and to organize local events to market the household network.  The Company will advertise directly with social community organizations, telecommunication groups, local papers, and local business associations.  The Company will seek to acquire local online communities and businesses that currently have participating members in order to promote market share and mindshare.  It will begin a trial license program whereby it will pre-sell limited liability licenses for specific regions or cities to investors and in turn those funds will be used to implement its marketing strategy.  We intend to engage the services of consultants to assist the Company in executing its marketing strategy.”

Technical Infrastructure and Support Team, page 7

19.

We note that your system will be internally "designed, architected and managed." Please disclose your anticipated timing for completing the design and architecture of this system and indicate whether you have employees or contractors who are currently working on its development. Please address the intellectual property protection, if any, you intend to seek for your system.

RESPONSE:  We have revised the Filing as follows:

Page 5:

“Status of Our Products

As of the date of this Report, none of the Company’s products are fully developed or publicly available to consumers.  The development of our product line is contingent upon acquiring the base technologies for each of our products.  The base technologies will provide the technical foundation for our products, reduce product development risks, and shorten the amount of time it will take to fully develop our products and introduce them into the market. Once we acquire the base technologies, we will be able to further develop and customize our products.  We anticipate that each product should be fully developed and available to consumers approximately three months after we acquire the base technology for that product.

In regard to our DogoNet product, in April 2011, we signed a Letter of Intent with Swebby Inc., a Canadian corporation (“Swebby”), to acquire the company and its base technology platform.  We anticipate that we will finalize the acquisition of Swebby before the end of June 2011.

In regard to our DogoPay and DogoSearch products, we are in preliminary negotiations with other companies for the acquisition of these base technologies but, to date, have not finalized any terms or entered into any definitive agreements.  Our goal is to acquire these technologies within twelve months.

Currently, we do not have any proprietary interests in our products.  Once we are able to fully develop our products from the base technologies, in the absence of any limitations or restrictions from whom we acquire these technologies, we will own 100% of our products.”

Page 9:

“Technical Infrastructure and Support Team

The Company will have three key operating divisions: Sales, Marketing & Support, and Technical.  The Sales division will be focused on selling usage of the network to commercial entities and businesses.  The Marketing & Support division will be focused on recruiting new households and providing support to them; the target of this division will be to expand the reach of the household network deeper into each local community.  The Technical division will be focused on ensuring that the technology infrastructure is adaptable and efficient to support the rapid growth and usage of the network.  The overall goal is to create a sales and distribution network that is ready to be licensed and is capable of withstanding substantial growth in any community, city, municipality, or country.

The infrastructure needed to operate and support our products is implemented using the latest cloud technology; thus, the technical capabilities to support growth are very cost-effective and highly scalable. The Company will keep a small technical core team of consultants of approximately three people to design, maintain and support any technical issue. The Company will also retain software engineers, who will be out-sourced, to develop and enhance the software and server technology.  The Company’s technical strategy is to keep the core team of technical consultants small, and to grow the Company’s technical competitive edge by acquiring and integrating related and innovative technology.  As of the date of this Report, we have engaged the services of various consultants who are currently working on the development and technical aspects of our products.”

Page 12:

“Intellectual Property

On February 8, 2010, the Company entered into a Patent Transfer and Sale Agreement (the “Patent Agreement”) whereby we acquired all of the right, title and interest in the patent known as the “Incandescent light bulb life extending apparatus”, U.S. patent number 7,081,714, for consideration of $11,140 including attorney's fees.  Under the terms of the Patent Agreement, the Company was assigned rights to the patent free of any liens, claims, royalties, licenses, security interests or other encumbrances. The cost of obtaining the patent was expensed. The patent was issued on July 25, 2006 and will expire on May 4, 2024.

Due to the Company’s change in business direction, the Company is no longer working to develop or manufacture the incandescent light bulb life extending apparatus or license the manufacturing and related marketing and selling rights to a third party.

The Company intends to apply for trademark protection of its DogoNet, DogoPay and DogoSearch products within the next few months.”

Measuring Economic Value of our Products, page 8

20.

Please disclose the purpose of your "dual-layer qualitative method" to measure the economic activity generated by each household portal as well as the household network. Explain how you intend to use such information.

RESPONSE:  We have revised the Filing on page 10 to include the following information:

“Measuring Economic Value of our Products

The Company has established a dual-layer quantitative and qualitative method to measure the level of economic activity generated by the household portal and the digital household network. These measurements will be used to determine how much the system contributes to the economics of that community. This method helps assign economic value to the geographical region and markets in which a network operates. The qualitative portion examines the actual products and services moving through the households and networks. The quantitative portion examines how much or how many of those goods and services are moved through the households and networks. The information collected from these measurements will provide feedback to the Company regarding the economic activity level of each individual household and the network on the whole and will allow the Company to address problems within its system and identify areas of growth or decline within the local market.”

Competition, page 8

21.

Please expand your disclosure to further explain how your technology will be different than existing online advertising and marketing for local businesses. Explain your use of the term "multi-task options." Please also disclose the types of incentives you intend to offer businesses to advertise or distribute their products and services through your network.

RESPONSE:   We have revised the Filing on page 11 to include the following information:

“The Company offers an attractive alternative to today’s system of online advertising and marketing for local businesses and markets.  Existing online advertising and marketing is often conducted through email and local community or business portals.  What the Company offers is a more personalized approach where we will advertise and market the products and services of local businesses and markets through individual members’ household portals.  In turn, the household portals give individuals the option of recommending products and services to their family, friends and associated family networks. We believe that individuals will only recommend goods and services that they believe to be of good value to family members, friends and others. We further believe that those people will rely on product recommendations made by people that they know and trust.

Existing technology lacks the multi-task options, information, accessibility, and connectivity to a network of potential buyers and sellers.  The multi-task options that the Company’s products offer are the ability to create a virtual storefront by which you can quickly and easily market a product, search for a product, track the location and availability of a product, share information about a product, publish or refer a product and complete a purchase or sale of a product.

The Company intends to meet the challenges of a global market by revitalizing the traditional marketing sector, providing incentives for businesses to advertise or distribute their products and services through our network, and by promoting, attracting, and delivering the right technology, information, products and services to individuals within a local community.  The incentives we intend to offer businesses to advertise or distribute their products and services through our network may include a free trial period of our products for three months, performance-driven pricing, meaning that businesses will pay our fees only if they generate a certain of amount of revenues, and free tools to help businesses create an online presence.”

Potential Customers. page 9

22.

Please expand your disclosure to quantify the "substantial revenue" you will need before expanding your operations.

RESPONSE:  We have revised the Filing on page 12 to include the following information:

“The Company will gear its marketing strategy towards these potential customers, beginning with the geographic region of Red Deer County in Alberta and Vancouver in British Columbia.  Expansion of the Company’s business is a matter of replicating our business model in new cities and geographical areas that we identify and define.  Once the Company has established a presence in Red Deer and Vancouver and achieved substantial revenue, the Company will expand its operations across the United States, Canada and likely in one of the BRICI countries. By “substantial revenue” we mean having a positive cash flow for at least three months, however, market condition and market opportunity may dictate management’s decision to expand operations.”

Risk Factors, page 10

23.

Please include a risk factor addressing your inability to attract an audit committee financial expert as well as your lack of audit committee and independent directors.

RESPONSE: We have revised the Filing on page 18 to include the following risk factor:

“We do not have an independent audit committee and our Board of Directors may be unable to fulfill the functions of such a committee which may compromise the management of our business.

Currently, we do not have an independent audit committee.  Our Board of Directors functions as our audit committee and is comprised of one director who is not considered to be "independent" in accordance with the requirements of Rule 10A-3 under the Securities Exchange Act of 1934.  An independent audit committee plays a crucial role in the corporate governance process, assessment of the Company's processes relating to its risks and control environment, oversight of financial reporting, and evaluation of internal and independent audit processes. The lack of an independent audit committee may prevent the Board of Directors from being independent in its judgments and decisions and its ability to pursue the committee's responsibilities, which could compromise the management of our business.”

24.

Please include a risk factor addressing management's conclusion that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2010.

RESPONSE:  We have revised the Filing on page 18 to include the following risk factor:

“We may be exposed to risks relating to management’s conclusion that our disclosure controls and procedures and internal controls over financial reporting are ineffective.

Based on the evaluation done by our management, our disclosure controls were deemed ineffective as of December 31, 2010, in that we could not assure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is communicated to our management, so as to allow timely decisions regarding required disclosures.  We are seeking to engage experienced financial professionals to address issues of timeliness and completeness in financial reporting in our SEC filings. No assurances can be given that we will be able to adequately remediate existing deficiencies in our disclosures and financial reporting.  Such deficiencies may have caused our historical financial results to be incorrect, which, if material, could require a restatement.  As a result, we may be required to expend additional resources to identify, assess and correct any additional weaknesses in our disclosure or internal controls and to otherwise comply with the internal controls rules under Section 404 of the Sarbanes-Oxley Act, when applicable.”

25.

Please include a risk factor regarding your dependence on Mr. Londe and clarify whether he is devoting all of his time to this business.

RESPONSE:  We have revised the Filing on page 17 to include the following risk factor:

“The loss of our sole officer and director could have a significant impact on our ability to develop our product line and implement our business plan.

The Company is entirely dependent on the skills and efforts of our sole officer and director, Fernando Londe, who devotes his full time to the business. The loss of him, or of other key personnel in the future, could have a material adverse effect on the business and its prospects. The Company believes that all commercially reasonable efforts have been made to minimize the risks attendant with the departure of Mr. Londe from service and the Company plans to continue these efforts in the future.  However, in the event of Mr. Londe’s departure from the Company, there is no guarantee that any replacement would help the Company to continue its business.”

"Our success depends on continuing to hire and retain qualified personnel . . .," page 12

26.

We note your reference to your "management team and key employees" as well as your dependence on your technical personnel. Please reconcile this statement with the disclosure on page nine indicating that you have no other full time or part time employees.

RESPONSE:  We have revised the Filing on page 17 to include the following language:

“Our success depends on continuing to hire and retain qualified personnel, including our sole officer and our technical personnel.  If we are not successful in attracting and retaining these personnel, our business will suffer.

Our success depends substantially on the performance of our management team and key personnel. Currently, we have only one employee, who is our sole officer and director.  All other personnel retained by the Company are hired as consultants on an as-needed basis.  Due to the specialized technical nature of our business, we are particularly dependent on our technical personnel. Our future success will depend on our ability to attract, integrate, motivate and retain qualified technical, sales, operations, and managerial personnel, as well as our ability to successfully implement a plan for management succession.

Competition for qualified personnel in our business areas is intense, and we may not be able to continue to attract and retain key personnel. In addition, if we lose the services of any of our management team or key personnel and are not able to find suitable replacements in a timely manner, our business could be disrupted and we may incur increased operating expenses.”

Liquidity and Capital Resources, page 14

27.

We note that your business plan calls for rapid expansion as well as your expectation on page 15 that you will incur a minimum of $100,000 in expenses during the next twelve months. Please supplement your disclosure with a more detailed discussion of your anticipated capital needs in both the short and long term. Please note that we consider long-term to be the period in excess of one year. Among other considerations, your discussion should touch upon the costs associated with (i) developing your products, (ii) hiring additional personnel, and (iii) marketing your products as discussed on pages six and seven. Please quantify and indicate the timing of these expected costs to the extent practicable.

RESPONSE:  We have revised the Filing on page 20 to include the following language:

“Liquidity and Capital Resources

As at December 31, 2010, the Company had a cash balance of $nil and a working capital deficit of $53,198.

Our capital needs over the next year, and each subsequent year, will be approximately $2,000,000.  Our anticipated expenses per year include:  a) $600,000 for product development costs in developing, customizing and improving our technology and software; b) $600,000 for consultants to assist with product development, technical support and direct marketing and sales; c) $400,000 for legal, accounting and administrative fees; and d) $400,000 for advertising, other marketing, promotions, travel and entertainment and other miscellaneous expenses.

We expect to incur these expenses over the next year as follows:

Time Period	Expected Expenses
June 1, 2011 – August 31, 2011	$300,000
September 1, 2011 – November 30, 2011	$700,000
December 1, 2011 – February 29, 2012	$500,000
March 1, 2012 – May 31, 2012	$500,000”

Going Concern, page 15

28.

Please revise your disclosure to provide more details about management's viable plans to overcome your financial difficulties.

RESPONSE:  We have revised the Filing on page 21 to include the following language:

“Going Concern

We have not attained profitable operations and are dependent upon obtaining financing to pursue any extensive activities. For these reasons, our auditors stated in their report on our audited financial statements that they have substantial doubt that we will be able to continue as a going concern without further financing.

Our continued operations are dependent on our ability to complete equity or debt financing activities or to generate profitable operations.  The Company anticipates that it will begin to produce a positive cash flow three months after it acquires the base technology for its DogoNet product and places the product in the market.  The Company expects to finalize the acquisition before the end of June 2011.  Additionally, the Company is focusing its efforts on implementing its structured license program.  The Company has signed a Letter of Intent for the sale of a limited liability license for ten (10) years in exchange for $500,000 and is currently in the process of negotiating the sale of ten (10) additional licenses at a cost of $500,000 each but, to date, have not entered into any definitive agreements.”

Background and Business Experience, page 17

29.

Please identify with more specificity the role Mr. Londe has played as a "business consultant" from 2009-2010 and identify the companies to whom he provided this service. See Item 401(e) (l) of Regulation S-K.

RESPONSE:  We have revised the Filing on page 23 to include the following information:

“Fernando Londe - Mr. Londe is an accomplished senior information technology director with over 18 years of demonstrated career success developing and executing operational strategies to promote organizational growth and optimal utilization of emerging technologies. From 2009 to 2010, Mr. Londe served as a business consultant for various companies including Perauto and ZeroNet Informatica, both located in Italy, where he assisted companies with their information technology needs to ensure the success of any project, including identifying the best possible solutions for companies in managing and integrating information, helping them reduce costly inefficiencies, assisting them with risk and asset management and providing them with connectivity solutions.   Previously, from 2003 to 2009, Mr. Londe served as Chief Technology Officer of the Network & Carrior Division for FREE S.R.L., based in Italy, where he spearheaded development of a commercial VoIP network and helped obtain a license as a Telco Carrier with the Italian Authority. From 1999 to 2003, Mr. Londe was Chief Technology Officer for Com. Tel S.P.A. in Italy where he served as project manager of SS7/C7 Interconnection with major Telecom carriers in Italy and also assisted in obtaining a license as a Telco Carrier with the Italian Authority. Mr. Londe brings to the Company his experience as an executive leader in communications, business development, business reengineering, project management, team developing and management consulting. In light of Mr. Londe's extensive experience in information technology and licensing described above, the Company’s Board of Directors concluded that it was in the Company's best interest for him to serve as an officer and director.”

30.

Please clarify whether Mr. Londe is currently being paid his monthly salary of $2,000.

RESPONSE:  We have revised the Filing on page 24 to include the following language:

“Identification of Significant Employees

On March 22, 2011, the Company entered into an Employment Agreement with Fernando Londe (the “Employment Agreement”).  Pursuant to the terms and conditions of the Employment Agreement, Mr. Londe shall serve as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director for a term of five (5) years, unless earlier terminated per the Employment Agreement. In exchange, Mr. Londe shall receive a monthly salary of $2,000 and a one-time bonus of thirty million (30,000,000) shares of the Company’s common stock.  Due to the Company’s lack of revenues, Mr. Londe is currently not being paid his monthly salary.”

Recent Sales of Unregistered Securities, page 22

31.

Please provide a more detailed cross reference to the “previously reported” sales you reference.

RESPONSE:  We have revised the Filing on page 29 to include the following language:

“ITEM 10.

RECENT SALES OF UNREGISTERED SECURITIES

None, other than those previously reported in our registration statement on Form S-1/A filed with the SEC on June 22, 2010 and our current report on Form 8-K filed with the SEC on March 24, 2011.”

In connection with the Company’s responding to the comments set forth in the May 9, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

DIGGAGOGO VENTURES CORPORATION

/s/ Fernando Londe

By: Fernando Londe

Title:  President and Chief Executive Officer